Exhibit 4.2

description of common stock of

northern technologies international corporation

The following summary description of the general terms and provisions of the common stock of Northern Technologies International Corporation is a summary only and, therefore, is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of NTIC’s Restated Certificate of Incorporation, as amended, NTIC’s Amended and Restated Bylaws, and the applicable provisions of the Delaware General Corporation Law. NTIC’s Restated Certificate of Incorporation, as amended, and NTIC’s Amended and Restated Bylaws have previously been filed as exhibits with the SEC.

Common Stock

Authorized.  We currently have authority to issue up to 15,000,000 shares of common stock, $0.02 par value per share. As of November 11, 2019, we had 9,090,413 shares of common stock outstanding.  We may amend from time to time our Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of common stock.  Any such amendment would require the approval of the holders of a majority of the voting power of the shares entitled to vote thereon.

Voting. For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in the holder’s name on our books. Our common stock does not have cumulative voting rights. As a result, holders of a majority of our outstanding common stock can elect all of the directors who are up for election in a particular year.

Dividends. If our board of directors declares a dividend, holders of common stock will receive payments from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding.

Liquidation and Dissolution. If we are liquidated or dissolve, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

Fully Paid and Nonassessable.  All shares of our outstanding common stock are fully paid and nonassessable.

Other Rights and Restrictions. Holders of our common stock do not have preemptive or subscription rights, and they have no right to convert their common stock into any other securities. Our common stock is not subject to redemption by us. The rights, preferences, and privileges of common stockholders are subject to the rights of the stockholders of any series of preferred stock which we may designate in the future. Our Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock.

Listing. Our common stock is listed on the Nasdaq Global Market under the symbol “NTIC.”

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Broadridge Financial Services.